                                                                     Exhibit 7.1

                       INNOVATIVE COMPUTER CONCEPTS, INC.
             (A Wholly-Owned Subsidiary of The Vantive Corporation)

                              FINANCIAL STATEMENTS
                             AS OF DECEMBER 31, 1996
             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholders of Innovative Computer Concepts, Inc.:


We have audited the accompanying balance sheet of Innovative Computer Concepts, Inc. (a Delaware corporation) as of December 31, 1996, and the related statements of operations, stockholders' equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Innovative Computer Concepts, Inc. as of December 31, 1996, and the result of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.








Boston, Massachusetts
October 6, 1997

                       INNOVATIVE COMPUTER CONCEPTS, INC.

                                  BALANCE SHEET



                                                          DECEMBER 31,      ----------JUNE 30,-----------
                                                              1996             1997               1996
                                                                                     (unaudited)
   ASSETS

CURRENT ASSETS:
  Cash                                                    $     2,264       $    43,508       $    48,596
  Accounts receivable                                          22,320            36,112           245,567
  Prepaid and other current assets                              4,674             3,787             3,989
                                                          -----------       -----------       -----------

        Total current assets                                   29,258            83,407           298,152
                                                          -----------       -----------       -----------

PROPERTY AND EQUIPMENT, AT COST                               205,601           218,894           205,729

  Less--Accumulated depreciation and amortization             109,265           123,821            72,140
                                                          -----------       -----------       -----------

                                                               96,336            95,073           133,589

OTHER ASSETS                                                    2,561             2,561             3,102
                                                          -----------       -----------       -----------

                                                          $   128,155       $   181,041       $   434,843
                                                          ===========       ===========       ===========

   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES:
  Revolving line of credit                                $   100,000       $   100,000       $        --
  Accounts payable                                            142,701           223,514            65,247
  Accrued expenses                                             37,154            38,261            14,299
  Deferred revenue                                             98,525            58,000           195,915
  Capital lease obligation                                     18,661             9,712            26,941
  Notes payable                                                    --           175,000                --
                                                          -----------       -----------       -----------

        Total current liabilities                             397,041           604,487           302,402
                                                          -----------       -----------       -----------

NOTES PAYABLE, LESS CURRENT PORTION                                --           280,000                --

COMMITMENTS (Note 5)

STOCKHOLDERS' EQUITY (DEFICIT):
  Common stock, $.01 par value-
    Authorized--5,000,000 shares
    Issued and outstanding--3,400,000 shares at
      December 31, 1996, and 4,203,448 and 3,300,000
      shares at June 30, 1997 and 1996, respectively           34,000            42,034            33,000
  Additional paid-in capital                                   55,860           440,172            27,360
  Deferred compensation                                       (27,360)          (65,980)          (17,860)
  Retained earnings (deficit)                                (331,386)       (1,119,672)           89,941
                                                          -----------       -----------       -----------

        Total stockholders' equity (deficit)                 (268,886)         (703,446)          132,441
                                                          -----------       -----------       -----------

                                                          $   128,155       $   181,041       $   434,843
                                                          ===========       ===========       ===========


   The accompanying notes are an integral part of these financial statements.

                       INNOVATIVE COMPUTER CONCEPTS, INC.

                            STATEMENTS OF OPERATIONS



                                                                        SIX MONTHS ENDED
                                                       YEAR ENDED           JUNE 30,
                                                       DECEMBER 31,    -------------------
                                                          1996         1997         1996
                                                                          (unaudited)
REVENUES:
  Services                                             $  997,165   $  324,938   $  697,080
  Product license                                         196,415       11,200       25,000
                                                       ----------   ----------   ----------

        Total revenue                                   1,193,580      336,138      722,080
                                                       ----------   ----------   ----------

COST OF REVENUES                                          780,557      442,759      353,571
                                                       ----------   ----------   ----------

        Gross profit (loss)                               413,023     (106,621)     368,509
                                                       ----------   ----------   ----------

OPERATING EXPENSES:
  Research and development                                375,282      186,607      178,462
  Sales and marketing                                     111,612       17,108       54,269
  General and administrative                              412,072      175,613      203,794
                                                       ----------   ----------   ----------

        Total operating expenses                          898,966      379,328      436,525
                                                       ----------   ----------   ----------

        Loss from operations                             (485,943)    (485,949)     (68,016)

INTEREST INCOME                                             1,162           --          930

INTEREST EXPENSE                                           (6,191)    (302,337)      (2,559)
                                                       ----------   ----------   ----------

        Net loss                                       $ (490,972)  $ (788,286)  $  (69,645)
                                                       ==========   ==========   ==========

        Net loss per common share                          $(0.15)      $(0.21)      $(0.02)
                                                           ======       ======       ======

        Weighted average common shares outstanding      3,318,630    3,825,200    3,295,856
                                                       ==========   ==========   ==========


   The accompanying notes are an integral part of these financial statements.

                       INNOVATIVE COMPUTER CONCEPTS, INC.

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                           COMMON STOCK                                                       TOTAL
                     -----------------------    ADDITIONAL                    RETAINED     STOCKHOLDERS'
                      NUMBER       $.01 PAR      PAID-IN       DEFERRED       EARNINGS        EQUITY
                     OF SHARES       VALUE       CAPITAL     COMPENSATION     (DEFICIT)      (DEFICIT)

BALANCE,
DECEMBER 31, 1995
(UNAUDITED)           3,250,000   $    32,500   $        --   $        --    $   159,586    $   192,086

  Common stock
  issued in lieu
  of cash bonuses       100,000         1,000        19,000            --             --         20,000

  Sale of common
  stock                  50,000           500         9,500            --             --         10,000

  Deferred
  compensation
  related to
  grants of
  common stock
  options                    --            --        27,360       (27,360)            --             --

  Net loss                   --            --            --            --       (490,972)      (490,972)
                    -----------   -----------   -----------   -----------    -----------    -----------

BALANCE,
DECEMBER 31, 1996     3,400,000   $    34,000   $    55,860   $   (27,360)   $  (331,386)   $  (268,886)


  Common stock
  issued in lieu
  of payroll
  (unaudited)            67,706           677        33,176            --             --         33,853

  Common stock
  issued in
  connection
  with loans
  payable
  (unaudited)           727,742         7,277       245,954            --             --        253,231

  Exercise of
  common stock
  options
  (unaudited)             8,000            80            --            --             --             80

  Issuance of
  common stock
  warrants
  (unaudited)                --            --        55,392            --             --         55,392

  Compensation
  expense
  related to
  grants of
  common stock
  options
  (unaudited)                --            --            --        11,170             --         11,170

  Deferred
  compensation
  related to
  grants of
  common stock
  options
  (unaudited)                --            --        49,790       (49,790)            --             --

  Net loss
  (unaudited)                --            --            --            --       (788,286)      (788,286)
                    -----------   -----------   -----------   -----------    -----------    -----------

BALANCE, JUNE 30,
1997 (UNAUDITED)      4,203,448   $    42,034   $   440,172   $   (65,980)   $(1,119,672)   $  (703,446)
                    ===========   ===========   ===========   ===========    ===========    ===========


   The accompanying notes are an integral part of these financial statements.

                       INNOVATIVE COMPUTER CONCEPTS, INC.

                            STATEMENTS OF CASH FLOWS


                                                                              SIX MONTHS ENDED
                                                       YEAR ENDED                 JUNE 30,
                                                       DECEMBER 31,       --------------------------
                                                           1996              1997            1996
                                                                                 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                $(490,972)      $(788,286)      $ (69,645)
  Adjustments to reconcile net loss to net cash used
  in operating activities-
    Noncash expense related to issuance of common
      stock, warrants and stock options                      20,000         353,646          10,000
    Depreciation and amortizaton                             74,748          14,556          37,380
    Loss from disposal of property                            4,906              --              --
    Changes in current assets and liabilities-
      Accounts receivable                                   (18,990)        (13,792)       (242,237)
      Prepaids and other current assets                      (1,146)            887          (1,000)
      Accounts payable                                      126,502          80,813          49,047
      Accrued expenses                                      (13,095)          1,105         (35,950)
      Deferred revenue                                      (97,890)        (40,525)           (500)
                                                          ---------       ---------       ---------

         Net cash used in operating activities             (395,937)       (391,596)       (252,905)
                                                          ---------       ---------       ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment                       (35,136)        (13,293)        (30,116)
                                                          ---------       ---------       ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings under revolving line of credit                 100,000              --              --
  Proceeds from notes payable                                    --         455,000              --
  Proceeds from sale of common stock                         10,000              --              --
  Proceeds from the issuance of stock options                    --              80              --
  Principal payments on capital lease obligation            (15,914)         (8,947)         (7,634)
                                                          ---------       ---------       ---------
         Net cash provided by (used in) financing
           activities                                        94,086         446,133          (7,634)
                                                          ---------       ---------       ---------

NET INCREASE (DECREASE) IN CASH                            (336,987)         41,244        (290,655)

CASH, BEGINNING OF YEAR                                     339,251           2,264         339,251
                                                          ---------       ---------       ---------

CASH, END OF YEAR                                         $   2,264       $  43,508       $  48,596
                                                          =========       =========       =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for-
    Interest                                              $   6,191       $   1,205       $   3,459
                                                          =========       =========       =========

SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
ACTIVITIES:
  Common stock issued in lieu of cash bonuses and
    payroll                                               $  20,000       $  33,853       $  10,000
                                                          =========       =========       =========
  Common stock issued in connection with notes
    payable                                               $      --       $ 253,230       $      --
                                                          =========       =========       =========

  Property and equipment purchased under capital
    lease obligation                                      $  34,564       $      --       $  34,564
                                                          =========       =========       =========



   The accompanying notes are an integral part of these financial statements.

                       INNOVATIVE COMPUTER CONCEPTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)



(1)   SUMMARY OF OPERATIONS

      Innovative Computer Concepts, Inc. (the Company), a Delaware Subchapter S corporation, designs and produces software and provides related services that improve spare parts management for global field service operations.

      The Company is subject to risks common to rapidly growing technology-based companies, including limited operating history, dependence on key personnel, raising capital, rapid technological change, competition from substitute products and larger companies and the continued market acceptance of the Company's products and services.

      In August 1997, the Company was sold to The Vantive Corporation (Vantive) in exchange for approximately 655,571 shares of Vantive common stock, 32,381 options to purchase Vantive common stock and $125,000 in cash. Including acquisition costs, the total purchase price was approximately $21.0 million.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)  Interim Financial Statements

           The accompanying balance sheet as of June 30, 1997 and June 30, 1996, the statements of operations and statements of cash flows for the six months ended June 30, 1997 and June 30, 1996 and the statement of changes in stockholders' equity (deficit) for the period ended June 30, 1997 are unaudited, but, in the opinion of management, have been prepared on a basis substantially consistent with the audited financial statements and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of these interim periods. The results for the six months ended June 30, 1997 are not necessarily indicative of the results to be expected for the entire year.

      (b)  Management Estimates

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                       INNOVATIVE COMPUTER CONCEPTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

                                   (Continued)



      (c)  Revenue Recognition

           Product revenues are recognized upon shipment or upon the completion of all significant obligations by the Company, whichever is later. The Company recognizes service revenues from consulting and training upon performance of the services. Software maintenance fees are recognized as revenue ratably over the period to which they relate.

      (d)  Depreciation

           The Company provides for depreciation using both accelerated and straight-line methods and charges to operations amounts estimated to allocate the cost of the assets over their estimated useful lives as follows:

                ASSET CLASSIFICATION                        ESTIMATED
                                                           USEFUL LIFE

             Computer equipment                              5 years
             Furniture and fixtures                          7 years
             Leasehold improvements                       Life of lease

      (e)  Research and Development and Software Development Costs

           In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, "Accounting for the Costs of Computer Software To Be Sold, Leased or Otherwise Marketed," the Company has evaluated the establishment of technological feasibility of its various products during the development phase. Due to the dynamic changes in the market, the Company has concluded that it cannot determine technological feasibility until a fully functional working model is complete. The time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short and, consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. In addition, the Company believes that the estimated useful life of any potential product is uncertain due to the rapid technological changes in the industry. Therefore, the Company charges all research and development expenses to operations in the period incurred.

                       INNOVATIVE COMPUTER CONCEPTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

                                   (Continued)



      (f)  Concentration of Credit Risk

           SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," requires disclosure of any significant off-balance-sheet and credit risk concentrations. The Company had one significant customer which represented approximately 88% of the Company's total revenue for the year ended December 31, 1996, and 24% and 98% of the Company's total revenue for the six months ended June 30, 1997 and June 30, 1996, respectively. Additionally, a customer represented approximately 89% of the Company accounts receivable as of June 30, 1996.

      (g)  Fair Value of Financial Instruments

           The Company's financial instruments consist mainly of cash, accounts receivable, accounts payable, revolving line of credit and capital lease obligation. The carrying amounts of the Company's financial instruments approximate fair value.

      (h)  Postretirement Benefits

           The Company has established the Innovative Computer Concepts, Inc. 401(k) Plan (the Plan) for the employees of the Company who may elect to contribute a limited percentage of their salary, as defined, to the Plan. The Company, at its option, may make discretionary contributions to the Plan. No such contributions were made to the Plan by the Company in 1996.

           The Company has no other obligations for postretirement benefits under SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

      (i)  Income Taxes

           The Company has elected to be treated as a S Corporation for federal income tax purposes, whereby its taxable income (loss) is includable in the individual tax returns of its stockholders.

      (j)  Carrying Value of Assets

           SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of," is effective for fiscal years beginning after December 15, 1995. The adoption of SFAS No. 121 did not have a material impact on the Company's financial statements.

      (k)  Net Loss Per Common Share

           Net loss per common share was computed by dividing net loss by the weighted average number of common shares outstanding. Fully diluted net loss per common share has not been presented as it is not materially different from primary net loss per common share.

           On March 31, 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings Per Share," which establishes standards for computing and presenting earnings per share. SFAS No. 128 is effective for fiscal years ending after December 15, 1997 and early adoption is not permitted. The Company believes that the adoption of SFAS No. 128 will not have a material effect on its financial statements.

(3)   REVOLVING LINE OF CREDIT

      During 1996, the Company entered into an unsecured revolving line of credit agreement with a bank, which allows the Company to borrow up to a maximum of $100,000. Borrowings bear interest at the bank's prime rate (8.25% at December 31, 1996) plus 2%. The revolving line of credit is due on demand and is personally guaranteed by two of the officers/stockholders of the Company. As of June 30, 1997, there was $100,000 outstanding on the revolving line of credit.

      In connection with the purchase of the Company by Vantive, the outstanding amount of the line of credit was paid off in October 1997.

(4)   NOTES PAYABLE

      Between January and March 1997, the Company issued five convertible notes payable of $175,000. The notes bore interest at a rate of prime plus 1% per annum, and were payable on the sooner of approximately six months or on the date of additional financing, as defined. In connection with the notes, the Company issued 279,742 shares of common stock to the noteholders. The notes were convertible into common stock at the option of the noteholder as defined. All of the notes were repaid in full as of September 30, 1997.

      Between March and July 1997, the Company issued various notes payable in exchange for $710,000 in proceeds. The notes bore interest at a monthly rate of 1% and were due two years from the date of issuance. In connection with the notes, the Company issued 1,136,000 shares of common stock to the noteholders. Additionally, the notes accrued warrants monthly to purchase common stock at $.60 per share. As of June 30, 1997 these notes had accrued 77,500 warrants. The notes were repaid in full in August 1997.

                       INNOVATIVE COMPUTER CONCEPTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

                                   (Continued)



(5)   STOCK OPTIONS

      The Company has established the Innovative Computer Concepts, Inc. 1994 Stock Incentive Plan (the Stock Incentive Plan), which provides for a maximum of 750,000 shares of common stock to be issued as stock appreciation rights, performance shares, restricted and unrestricted stock, incentive stock options (ISOs) and nonqualified stock options. ISOs may be granted at no less than fair market value on the date of grant, as determined by the Company's Board of Directors. The outstanding options vest over a period of up to five years.

      Activity under the Stock Incentive Plan for the year ended December 31, 1996 is as follows:

                                                                    WEIGHTED
                                                       EXERCISE      AVERAGE
                                         NUMBER OF    PRICE PER      OPTION
                                           SHARES       SHARE         PRICE

      Balance, December 31, 1995          230,500     $  .01            .01
        Granted                           144,000     $  .01            .01
                                        ---------     ------          -----

      Balance, December 31, 1996          374,500     $  .01          $ .01
                                        =========     ======          =====

      Exercisable, December 31, 1996       71,500     $  .01          $ .01
                                        =========     ======          =====

      The Company accounts for its stock-based compensation plan under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. SFAS No. 123 establishes a fair-value-based method of accounting for stock-based compensation plans. The Company has adopted the disclosure-only alternative for options granted to employees and directors under SFAS No. 123, which requires disclosure of the pro forma effects on earnings as if SFAS No. 123 had been adopted, as well as certain other information.

      The Company has computed the pro forma disclosure required under SFAS No. 123 for all stock options granted in 1995 and 1996 using the Black-Scholes option pricing model prescribed by SFAS No. 123.

                       INNOVATIVE COMPUTER CONCEPTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

                                   (Continued)



      The assumptions used and the weighted average information for the years ended December 31, 1996 and 1995 are as follows:

                                                      1996          1995

       Dividend rate                                   --             --
       Risk-free interest rates                      6.34%          6.50%
       Expected lives                              7.5 years      7.5 years
       Expected volatility                             --             --

       Weighted  average  grant-date  fair value
         of options granted during the period        $  .19        $  .01
       Weighted average exercise price               $  .01        $  .01
       Weighted  average  remaining  contractual
         life of options outstanding               8.63 years    9.15 years
       Weighted  average  exercise price of none
         and  71,500   options   exercisable  at
         December 31, 1995 and 1996 respectively     $  .01         $ --

      Under the Black-Scholes model, options granted to individuals during the year ended December 31, 1995 had no value and the total value of the options granted to individuals during the year ended December 31, 1996 was approximately $27,360. None of this amount would be charged to operations for the year ended December 31, 1996 as it would be amortized over the remaining vesting periods.

      In connection with the purchase of the Company by Vantive, the outstanding options under the Company's Stock Incentive Plan were assumed by Vantive and will be subject to the same terms and conditions. Each option holder will receive the number of options in Vantive that they were entitled to receive pursuant to the acquisition agreement had such holder exercised such option in full immediately prior to the acquisition at the acquisition price per share, as defined.

                       INNOVATIVE COMPUTER CONCEPTS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

                                   (Continued)



(6)   COMMITMENTS

      The Company has operating lease commitments for its facilities and certain equipment as well as capital lease commitments for certain equipment, which expire through August 1999. The approximate future minimum payments under these leases as of December 31, 1996 are as follows:

                   YEAR                        OPERATING      CAPITAL
                                                 LEASE         LEASE

           1997                                $ 66,544      $ 20,330
           1998                                  50,544            --
           1999                                  25,884            --
                                               --------      --------

               Total future minimum lease
                 payments                      $142,972      $ 20,330
                                               ========      ========
           Less--Amount representing interest                   1,669
                                                             --------
                  Present value of future
                    minimum lease payments                   $ 18,661
                                                             ========

      Rent expense included in the accompanying statements of operations, was approximately $68,000 for the year ended December 31, 1996, and approximately $37,000 and $19,000 for the six months ended June 30, 1997 and June 30, 1996, respectively.

                           THE VANTIVE CORPORATION AND
                       INNOVATIVE COMPUTER CONCEPTS, INC.

                          PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS

                                   (UNAUDITED)

In August 1997, The Vantive Corporation (the "Company" or "Vantive") completed the acquisition of Innovative Computer Concepts, Inc., a privately owned software company in New Hampshire ("ICC"). The acquisition of ICC has been accounted for as a purchase.

The accompanying unaudited pro forma combined condensed statements of operations for the fiscal year ended December 31, 1996 and six months ended June 30, 1997 assumes that the acquisition took place as of the beginning of each period, and combines the Company's and ICC's statement of operations for each company's respective period. The unaudited pro forma combined condensed balance sheet has been prepared as if the acquisition was consummated as of June 30, 1997.

The purchase price allocation reflected in the accompanying pro forma combined condensed financial statements has been prepared on an estimated basis. The effects resulting from any differences in the final allocation of the purchase price are not expected to have a material effect on the Company's financial statements.

The method of combining historical financial statements for the preparation of the pro forma combined condensed financial statements is for presentation only. Actual statements of income of the companies will be combined commencing on the date of acquisition.

The accompanying pro forma combined condensed financial statements should be read in conjunction with the historical financial statements and related notes thereto for both the Company and ICC.

                           THE VANTIVE CORPORATION AND
                       INNOVATIVE COMPUTER CONCEPTS, INC.

                   PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)

                                   (UNAUDITED)

                                                                  AS OF JUNE 30, 1997
                                               ----------------------------------------------------
                                               HISTORICAL  HISTORICAL     PRO FORMA       PRO FORMA
                                                VANTIVE       ICC         ADJUSTMENTS     COMBINED
                                               ----------------------------------------------------

Cash and cash equivalents                       $ 23,342    $     43       $ (125)(a)     $ 23,260
Short-term investments                             9,802          --                         9,802
Accounts receivable, net of allowance for
     doubtful accounts                            18,103          36                        18,139
Prepaid expenses and other current assets          5,359           4                         5,363
                                                --------    --------                      --------
           Total current assets                   56,606          83                        56,564
Property and equipment, net                        9,961          95                        10,056
Other assets                                       1,503           3                         1,506
Excess of cost of investment over fair value
     of net assets acquired                           --          --          680 (a)          680
                                                --------    --------                      --------
                                                $ 68,070    $    181                      $ 68,806
                                                ========    ========                      ========

Revolving line of credit                        $     --    $    100                      $    100
Accounts payable and accrued liabilities           9,980         271        1,318 (a)       11,569
Commissions payable                                2,804          --                         2,804
Consulting expenses payable                        1,110          --                         1,110
Deferred revenue                                   7,943          58                         8,001
Notes payable                                         --         175                           175
                                                --------    --------                      --------
           Total current liabilities              21,837         604                        23,759

Notes payable, net of current portion                 --         280                           280
Other                                                524          --                           524
                                                --------    --------                      --------
           Total long-term liabilities               524         280                           804
Common stock                                          24          42          (41)(a)           25
Additional paid-in capital                        34,048         440       19,214 (a)       53,702
Deferred compensation                                 --         (66)          66 (a)           --
Retained earnings/(accumulated deficit)           11,637      (1,119)     (20,002)(a)       (9,484)
                                                --------    --------                      --------
           Total stockholders' equity             45,709        (703)                       44,243
                                                --------    --------                      --------
                                                $ 68,070    $    181                      $ 68,806
                                                ========    ========                      ========


   The accompanying notes are an integral part of these financial statements.

                           THE VANTIVE CORPORATION AND
                       INNOVATIVE COMPUTER CONCEPTS, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   (UNAUDITED)

                                                    YEAR ENDED DECEMBER 31, 1996
                                      --------------------------------------------------------
                                       HISTORICAL   HISTORICAL     PRO FORMA       PRO FORMA
                                        VANTIVE        ICC        ADJUSTMENTS      COMBINED
                                      --------------------------------------------------------
REVENUE:
      License                             $ 41,513       $  196                      $ 41,709
      Service                               22,761          997                        23,758
                                          --------       ------                      --------
           Total revenue                    64,274        1,193                        65,467
                                          --------       ------                      --------
COST OF REVENUE:
      License                                  392           --                           392
      Service                               12,263          780                        13,043
                                          --------       ------                      --------
           Total cost of revenue            12,655          780                        13,435
                                          --------       ------                      --------
GROSS PROFIT                                51,619          413                        52,032
                                          --------       ------                      --------
OPERATING EXPENSES:
      Sales and marketing                   24,676          112                        24,788
      Research and development               7,261          375                         7,636
      General and administrative             5,389          412                         5,801
      Amortization of excess of cost
       of investment over fair value
       of net assets
       assets acquired                          --           --         136  (b)          136
                                          --------       ------                      --------
         Total operating expenses           37,326          899                        38,361
                                          --------       ------                      --------
         Income (loss) from operations      14,293         (486)                       13,671
INTEREST AND OTHER INCOME (EXPENSE), net     1,286           (5)                        1,281
                                          --------       ------                      --------
INCOME (LOSS) BEFORE PROVISION FOR
     INCOME TAXES                           15,579         (491)                       14,952
PROVISION FOR INCOME TAXES                   4,674           --        (188) (d)        4,486
                                          --------       ------                      --------
NET INCOME (LOSS)                         $ 10,905       $ (491)                     $ 10,466
                                          ========       ======                      ========
NET INCOME (LOSS) PER SHARE               $   0.42                                   $   0.39
                                          ========                                   ========
PRO FORMA WEIGHTED AVERAGE COMMON
     AND COMMON EQUIVALENT SHARES           25,847                                     26,535 (e)
                                          ========                                   ========

 The accompanying notes are an integral part of these financial statements.

                           THE VANTIVE CORPORATION AND
                       INNOVATIVE COMPUTER CONCEPTS, INC.

              PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                   (UNAUDITED)

                                                    SIX MONTHS ENDED JUNE 30, 1997
                                         -----------------------------------------------------
                                           HISTORICAL    HISTORICAL    PRO FORMA     PRO FORMA
                                            VANTIVE         ICC        ADJUSTMENTS    COMBINED
                                         -----------------------------------------------------
REVENUE:
      License                               $ 31,919         $ 11                    $ 31,930
      Service                                 16,614          325                      16,939
                                            --------        -----                    --------
           Total revenue                      48,533          336                      48,869
                                            --------        -----                    --------
COST OF REVENUE:
      License                                    302           --                         302
      Service                                  9,019          443                       9,462
                                            --------        -----                    --------
           Total cost of revenue               9,321          443                       9,764
                                            --------        -----                    --------
GROSS PROFIT (LOSS)                           39,212         (107)                     39,105
                                            --------        -----                    --------
OPERATING EXPENSES:
      Sales and marketing                     20,336           17                      20,353
      Research and development                 6,909          186                       7,095
      General and administrative               3,756          176                       3,932
      Amortization of excess of cost of
        investment over fair value of net
        assets acquired                           --           --          68  (c)         68
                                            --------        -----                    --------
           Total operating expenses           31,001          379                      31,448
                                            --------        -----                    --------
           Income (loss) from operations       8,211         (486)                      7,657
INTEREST AND OTHER INCOME (EXPENSE), net         757         (302)                        455
                                            --------        -----                    --------
INCOME (LOSS) BEFORE PROVISION FOR
     INCOME TAXES                              8,968         (788)                      8,112
PROVISION FOR INCOME TAXES                     3,314           --        (313) (d)      3,001
                                            --------        -----                    --------
NET INCOME (LOSS)                           $  5,654        $(788)                   $  5,111
                                            ========        =====                    ========
NET INCOME (LOSS) PER SHARE                 $   0.22                                   $ 0.19
                                            ========                                 ========
PRO FORMA WEIGHTED AVERAGE COMMON
     AND COMMON EQUIVALENT SHARES             26,178                                   26,866 (e)
                                            ========                                 ========


 The accompanying notes are an integral part of these financial statements.

                           THE VANTIVE CORPORATION AND
                          INNOVATIVE COMPUTER CONCEPTS

           NOTES TO PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS
                                   (UNAUDITED)

NOTE 1. PRO FORMA ADJUSTMENTS

Certain pro forma adjustments have been made to the accompanying pro forma combined condensed financial statements as described below:

        (a) Reflects the acquisition of ICC for approximately $20,980,000 ($125,000 in cash, $19,655,000 in common stock and options to purchase common stock and $1,200,000 of acquisition expenses). Also reflects the allocation of $680,000 to goodwill, $21,121,000 to in-process research and development costs and the elimination of the ICC equity accounts at the acquisition date.

        (b) Reflects amortization for twelve months of the excess of cost of investment over the fair value of net assets acquired of approximately $680,000, which will be amortized on a straight line basis over five years.

        (c) Reflects amortization for six months of the excess of cost of investment over the fair value of net assets acquired of approximately $680,000, which will be amortized on a straight line basis over five years.

        (d) Reflects the income tax benefit to the consolidated entity due to goodwill amortization and net operating losses incurred by ICC, based on the effective tax rates of 30% and 37% for the periods ended December 31, 1996 and June 30, 1997, respectively.

        (e) Reflects the impact of common stock issued in the acquisition as if outstanding from the beginning of each period and options issued in the acquisition using the treasury stock method for each period.


NOTE 2.   PURCHASE PRICE ALLOCATION

In connection with the acquisition, the Company paid $19,780,000 to the shareholders of ICC consisting of $125,000 in cash, 655,571 shares of common stock (valued at $28.60 per share) and options to acquire 32,381 shares of Vantive common stock. The Company also accrued acquisition-related costs of approximately $1,200,000.

In connection with the purchase price allocation, the Company received an appraisal of the intangible assets which indicated that approximately $21,121,000 of the acquired intangible assets consisted of in process product development. Because there can be no assurance that the Company will be able to successfully complete the development and integration of the ICC products or that the acquired technology has any alternative future use, the acquired in process product development was charged to expense by Vantive in its quarter ended September 30, 1997 and is reflected, as a decrease in retained earnings, in the accompanying pro forma combined condensed balance sheet as of June 30, 1997.